

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Teresa Dick
Chief Financial Officer
Diamondback Energy, Inc.
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re: Diamondback Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-179502**

Dear Ms. Dick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your disclosure that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please update all of the historical and pro forma financial statements included in your filing to comply with Rule 3-12 of Regulation S-X.

3.   We note your response to prior comment 10. We note your discussion regarding the length of ownership of "the securities" by Wexford/DB Holdings. When referring to "the securities," it appears that you are referring to Wexford's equity interest in Windsor Permian LLC. The length of ownership of Windsor Permian's securities by Wexford is irrelevant in determining whether Wexford/DB Holdings are underwriters in this offering. The focus should be on the securities of Diamondback, the registrant in this offering.   In this regard, we note that Diamondback was formed by Wexford as recently as December 2011; prior to Gulfport Energy Corporation's contribution, Wexford will beneficially own 100% equity interest in Diamondback and, after the contribution, will own 65% of Diamondback's common stock; and Wexford is involved, and will continue to be involved after the offering, directly or indirectly, in several aspects of Diamondback's operations. See discussion in "Our Equity Sponsor" and "Related Party Transactions." Accordingly, we reissue comment 10. Please identify Wexford/DB Holdings and Gulfport, which was recently added as a selling shareholder and appears to be affiliated with Wexford, as underwriters, unless you can provide us with legal analysis explaining why these entities should not be deemed underwriters.

Prospectus Cover Page

4.   We note that based on your revised disclosure, it appears that you intend to disclose the number of shares that may be sold by you and your selling stockholders in connection with the overallotment option on an aggregate basis. Please revise your filing to distinguish between the number of shares that may be sold by you, and the number of shares that may be sold by your selling stockholders, in connection with the overallotment option.

Prospectus Summary, page 1

5.   Please revise your filing to provide an organizational chart that describes your corporate structure prior to and subsequent to the contributions and this offering.

6.   We note your statements, "Our estimated ultimate recoveries, or EURs, from future PUD wells, as estimated by Ryder Scott, range from 89 MBOE to 147 MBOE per well, with an average EUR per well of 127 MBOE." and "Also, during the quarter ended March 31, 2012 our average daily production, pro forma for the Contributions, was 3,280 BOE/d, an

increase of 11%, or 333 BOE/d, from 2,947 BOE/d for the quarter ended December 31, 2011." Please amend your document here, on page 78 and any other appropriate place to disclose also the oil, natural gas and NGL volumes that comprise hydrocarbon quantities expressed in equivalent units.

Use of Proceeds, page 42

7.   You disclose that you intend to use an unspecified amount of your net proceeds to repay outstanding borrowings under your revolving credit facility, $63.6 million to repay the Gulfport contribution note, and the balance to fund a portion of your exploration and development activities and for general corporate purposes. However, we note that the registration fee table in your initial registration statement indicates a proposed maximum aggregate offering price of $50 million. Please advise or revise to reconcile the use of proceeds.

Pro Forma Financial Statements, page 48

8.   We will continue our review of your pro forma presentation once you have quantified the various adjustments and completed your statements.

9.   Please modify your introductory note to describe the contribution and acquisition transactions separately, and to indicate the relative timing of each. Given that you regard the acquisition of property interests from Gulfport Energy Corporation as a business combination to be accounted for using the acquisition method, you should modify disclosures throughout your filing as necessary to describe this transaction as an acquisition rather than a contribution.

10.   Please disclose the extent to which you are able to integrate and operate the acquired properties with your existing employees and infrastructure.

Note 2 – Pro Forma Assumptions and Adjustments, page 51

11.   The disclosure in paragraph (b) explains that you are adjusting the pro forma financial statements for the distribution of your minority equity interests in Bison prior to the contribution of Windsor Permian. Given that your share of Bison's earnings are recorded as a credit to oil and gas properties under the full cost methodology, it appears you would need a corresponding pro forma adjustment to oil and gas properties in depicting the distribution.

12.   Please modify your disclosure in paragraph (d) to indicate the portions of your adjustment attributable to value ascribed in purchase accounting and any effect associated with using a larger quantity of reserves in your unit-of-production computation. Also indicate whether you anticipate any change in the assumptions underlying estimates of future development costs for all properties.

Note 3 – Oil and Natural Gas Producing Activities, page 51

13.   As Diamondback Energy, Inc. will be subject to income taxes as a C-Corp, it appears you should modify your pro forma standardized measure of discounted future net cash flows on page 53 to include estimated income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Liquidity and Capital Resources, page 66

14.   We note your disclosure at page 69 that you intend to allocate $8 million for leasehold acquisitions in your 2012 capital budget, but you also state that your "capital expenditure budget for 2012 does not allocate funds to any leasehold interest and property acquisition." Please revise your filing to clarify.

Existing Revolving Credit Facility, page 68

15.   We note you disclose that pursuant to the revolving credit agreement, your current borrowing base of $100 million will be reduced to $85 million after October 15, 2012. You also state that you "expect that [your] borrowing base will be increased as a result of [your] acquisition of the oil and gas properties subject to the Gulfport contribution and those properties owned by Windsor UT." Please clarify whether you expect your borrowing base to be increased from $100 million or $85 million.

Business, page 77

Proved Undeveloped Reserves, page 87

16.   We note the statement, "On a pro forma basis after giving effect to the Contributions, at December 31, 2011 our total proved undeveloped reserves would have totaled 20,140 MBbls of oil, 24,262 MMcf of natural gas and 5,877 MBbls of natural gas liquids for a total of 30,055 MBOE." Please amend your document to disclose the sources of change to your year-end 2011 pro forma PUD reserves. Refer to Item 1203 of Regulation S-K.

Management, page 101

17.   Please revise the biographical information regarding Mr. Stice in this section to reflect your disclosure at page 121 regarding Mr. Stice's positions at MidMar Gas LLC. If material, please also disclose the amount of Mr. Stice's professional time that he devotes to his positions at MidMar Gas, and disclose any related risks.

Our Board of Directors and Committees, page 103

18.   We note your response to prior comment 33 that you have revised your disclosure to clarify that you do not intend to rely upon any exemptions provided to the company as a controlled company under The NASDAQ Global Market rules, except for the exemption from the need to establish an independent nominating committee. However, we were not able to locate such revised disclosure. Please advise.

Executive Compensation, page 104

Discretionary Annual Performance Bonus, page 107

19.   We note your revised disclosure in your table at page 108 that you granted annual incentive bonuses to each of your named executive officers in 2011. Please revise your filing to discuss how such awards were determined. If material, please discuss for each named executive officer the applicable performance goals referenced at page 107, and any achievement of such goals by the officer.

2011 Grants of Plan-Based Awards, page 109

20.   We note your response to prior comment 34, and your undertaking to quantify the number of shares of the company's common stock that will be substituted for the original option in a subsequent amendment once the information is available. Please also disclose the exercise price for each such new option.

Related Party Transactions, page 118

Gulfport Contribution and Investor Rights Agreement, page 118

21.   If material, please revise your filing to clarify how the post-closing cash adjustment will be determined, and provide illustrative examples.

Marketing Services, page 120

22.   We note your disclosure that you have ceased all sales of your oil production under your agreement with Windsor Midstream LLC. Please disclose any related risks that are material. In that regard, we note your disclosure at page 21 that for the nine months ended September 30, 2011 and the years ended December 31, 2011 and 2010, Windsor Midstream LLC accounted for approximately 77.1, 78.4% and 81.7% of your revenue, respectively.

MidMar, page 121

23.   We note your disclosure that under the gas purchase agreement, MidMar Gas LLC is
        obligated to pay you a percentage of the net revenue received by MidMar for all
        components of your dedicated gas. Please revise your filing to disclose the applicable
        percentage.

Advisory Services Agreement, page 121

24.   Please revise your filing to disclose all material terms of your advisory services
        agreement with Wexford Capital LP, including your obligations under the agreement to
        indemnify Wexford and related parties.

Appendices B, C and D

25.   We note that the third party engineering reports presents unproved reserves for the two
        Windsor entities which will be contributed to you, but the pertinent Item 1200
        information for these reserve volumes is omitted. Please amend your document to
        disclose the information described in Items 1202(a)(1)-a(5) of Regulation S-K for these
        reserve volumes. Alternatively, you may file third party reports that omit unproved
        reserves.

26.   We note that the third party report for Gulfport states (page D-2) that the included
        evaluated Texas properties represent 100 percent of the total net proved reserves of
        Gulfport as of December 31, 2011. Gulfport's 2011 annual report on Form 10-K exhibits
        the same report as well as an additional report representing 33 percent of Gulfport's
        reserves attributed to properties in Colorado and Louisiana. It appears that Appendix D
        report could present 100 percent of Gulfport's Texas proved reserves. Please explain
        these differences to us and, if necessary, file a third party report that presents the correct
        share of Gulfport's proved reserves.

Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-23

Oil and Natural Gas Reserves, page F-26

27.   With regard to your PUD reserves that are currently scheduled - in your document and
        third party reserve report - to be drilled beyond five years after initial booking, your
        response 43 to our March 13, 2012 letter presents your intention "to drill all of such
        locations by the end of 2014". Pursuant to Rule 4-10(a)(31)(ii): (ii) Undrilled locations
        can be classified as having undeveloped reserves only if a development plan has been
        adopted indicating that they are scheduled to be drilled within five years, unless the
        specific circumstances, justify a longer time. We view this commitment as a necessary
        requirement in the attribution of PUD reserves. Please amend your document - and file
        conforming third party reserve reports - to schedule all disclosed PUD reserves for

drilling within five years of initial booking. This comment applies also to the pro forma proved reserves you intend to acquire from Windsor UT and Gulfport. Alternatively, you may illustrate to us that the requested changes are not material with regard to your current disclosures.

Principal changes in the standardized measure of discounted future net cash flows, page F-27

28.   FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "Previously estimated development costs incurred during the period" in the determination of annual changes to the standardized measure. Please amend your document here, page F-41 and page F-46 to comply with ASC 932.

Financial Statements – Certain Property Interests of Gulfport Energy Corporation

Note A – Basis of Presentation, page F-44

29.   We note your disclosure in the second paragraph explaining that you excluded various expenses "as these costs may not be comparable to the expenses expected to be incurred on a prospective basis."   We believe your description of expenses excluded is appropriate although you should not indicate this is the reason you have not provided a complete set of financial statements.   Your assertions in the third paragraph are consistent with our understanding of your situation and would ordinarily suffice.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Seth R. Molay
        Akin Gump Strauss Hauer & Feld LLP